SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F    x             Form 40-F

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes                  No    x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: December 13, 2004

For immediate release

December 13, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings: First sections of the Tokyo and
Nagoya stock exchanges

Makita Corporation applies for the de-listing of its shares
from the Euronext Amsterdam Stock Exchange

          Makita Corporation, Anjo City, Aichi Prefecture, Japanese securities code number 6586, decided today at a meeting of its Board of Directors to apply to the Euronext Amsterdam Stock Exchange for the de-listing of the Company’s shares from Euronext Amsterdam.

          The Board of Directors has found that the trading volume of Makita’s shares at the Euronext Amsterdam Stock Exchange has been extremely low. According to the trading statistics available, no trading activity at all has been recorded in the recent one year period at least. Therefore it is no longer justified for Makita Corporation to bear the costs and other obligations related to the maintenance of this listing. Makita Corporation believes that the de-listing will have no adverse effect on the shareholders and investors as the shares will continue to be listed on the Tokyo and Nagoya Stock Exchanges as well as on the NASDAQ.

          The application for the de-listing from the Euronext Amsterdam Stock Exchange will be made within the next days, and the de-listing is expected to be completed, subject to Euronext Amsterdam’s de-listing procedures, by March 2005.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language